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         FORM 4                                                                                            OMB APPROVAL
--------------------                                                                                  ------------------------------

[ ] Check this box if no longer subject to Section                                                    OMB Number:          3235-0287
    16. Form 4 or Form 5 obligations may                                                              Expires:     December 31, 2001
    continue.  See Instruction 1(b).                                                                  Estimated average burden
                                                                                                      hours per response         0.5


                                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                            Washington, D.C. 20549

                                                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                               Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


----------------------------------------- -------------------------------------------- ---------------------------------------------
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to
                                                                                          Issuer (Check all applicable)
Feinberg, Larry N.                           Halsey Drug Co., Inc. ("HDGC")
----------------------------------------- --------------------------------------------
(Last)        (First)          (Middle)   3. IRS or Social   4. Statement for              [ ] Director         [X] 10% Owner
                                             Security Number    Month/Year                 [ ] Officer (give    [ ] Other (specify
                                             of Reporting                                      title below)         below)
c/o Oracle Strategic Partners, L.P.          Person             July, 2001
200 Greenwich Avenue, 3rd Floor              (Voluntary)
-----------------------------------------                    ------------------------- ---------------------------------------------
            (Street)                                         5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                Original (Month/Year)     (Check Applicable Line)
                                                                                       [X] Form filed by One Reporting Person
                                                                                       [ ] Form filed by More than One Reporting
Greenwich, CT 06830                                                                        Person
----------------------------------------- ------------------ ------------------------- ---------------------------------------------
(City)           (State)            (Zip)
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------------------------------------------------------------------------------------------------------------------------------------
                                               Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security (Instr. 3)    2. Trans-    3. Trans-    4. Securities Acquired (A)  5.  Amount of     6. Owner-    7. Nature
                                       action       action       or Disposed of (D)           Securities       ship         of In-
                                       Date         Code         (Instr. 3, 4 and 5)          Beneficially     Form:        direct
                                                  (Instr. 8)                                  Owned at         Direct       Bene-
                                      (Month/                                                 End of           (D) or       ficial
                                       Day/                                                   Month            Indirect     Owner-
                                       Year)                                                  (Instr. 3        (I)          ship
                                                                                              and 4)         (Instr. 4)   (Instr. 4)

                                                ------------ ---------------------------

                                                 Code    V   Amount  (A) or (D)   Price

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------

--------------------------------- ------------- ------  ---  ------  ----------  ------- ----------------- ------------ ------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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FORM 4 (continued)        Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
---------------------------------------------------------------------------------------------------------------------------
1. Title of           2. Conver-     3.Trans-   4. Transac-   5. Number of     6. Date Exer-      7. Title and Amount of
   Derivative            sion or       action      tion Code     Derivative       cisable and        Underlying Securities
   Security              Exercise      Date        (Instr. 8)    Securities       Expiration         (Instr. 3 and 4)
   (Instr. 3)            Price of      (Month/                   Acquired (A)     Date (Month/
                         Derivative    Day/                      or Disposed      Day/Year)
                         Security      Year)                     of (D)
                                                                 (Instr.3, 4,
                                                                 and 5)





                                                Code     V     (A)     (D)      Date     Expira-               Amount or
                                                                                Exer-     tion       Title     Number of
                                                                               cisable    Date                   Shares
--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------
5% Convertible Senior     $2.22        7/1/01    J(2)           1               Immed.   3/15/03    Common       59,914
   Secured Debentures                                                                                Stock


--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------
Common Stock Purchase                  NONE
Warrants

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------
Stock Options                          NONE


--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------

--------------------- -------------- ---------- ------ ------ ------ --------- -------- --------- ----------- -------------
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[CONTINUATION OF THE ABOVE CHART]
--------------------------------------------------------------------
8. Price of     9. Number       10. Owner-       11. Nature
   Derivative      of Deriv-        ship             of In-
   Security        ative            Form             direct
   (Instr. 5)      Secur-           of De-           Bene-
                   ities            rivative         ficial
                   Bene-            Secu-            Owner-
                   ficially         rity:            ship
                   Owned            Direct           (Instr. 4)
                   at               (D) or
                   End              Indi-
                   of               rect (I)
                   Month            (Instr. 4)
                   (Instr. 4)



--------------- --------------- ---------------- -------------------
See Note (2)       7,844,914           I         See Note (1) under
under Explana-                                   Explanation of
tion of                                          Responses Below
Responses Below.
--------------- --------------- ---------------- -------------------
                   2,020,200           I         See Note (1) under
                                                 Explanation of
                                                 Responses Below
--------------- --------------- ---------------- -------------------
                      10,000           I         See Note (1) under
                                                 Explanation of
                                                 Responses Below
--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------

--------------- --------------- ---------------- -------------------


Explanation of Responses:

See Explanation of Responses on page 3 of 3.

                                                                                  /s/ Larry N. Feinberg             August 10, 2001
                                                                                  -------------------------------   ----------------
**  Intentional misstatements or omissions of facts constitute Federal Criminal   **Signature of Reporting Person        Date
    Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                    Larry N. Feinberg, as managing
Note: File three copies of this Form, one of which must be manually signed.         member of Oracle Strategic           Page 2 of 3
      If space is insufficient, see Instruction 6 for procedure.                    Capital, L.L.C., the general
                                                                                    partner of Oracle Strategic
Potential persons who are to respond to the collection of information contained     Partners, L.P.
in this form are not required to respond unless the form displays a currently valid OMB number.



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Explanation of Responses:

(1)  The 5% Convertible Senior Secured Debentures ("Debentures"), Common Stock Purchase Warrants ("Warrants") and Stock Options
     ("Options") of Halsey Drug Co., Inc. ("Halsey") to which this note relates are held directly by Oracle Strategic Partners, L.P.
     ("Strategic Partners"). The Debentures, Warrants and Options are presently convertible into 7,844,914 shares of Common Stock,
     2,020,200 shares of Common Stock, and 10,000 shares of Common Stock of Halsey, respectively. Oracle Strategic Capital, L.L.C.
     ("Strategic Capital") serves as the general partner of Strategic Partners. The undersigned is the managing member of Strategic
     Capital. The undersigned does not directly own any Debentures, Warrants, Options or Common Stock of Halsey. In accordance with
     Instruction 4(b)(iv), the entire number of shares of Debentures, Warrants and Options held by Strategic Partners is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of
     Section 16 of the Securities Exchange Act of 1934, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, Strategic Partners.

(2)  The Debenture to which this note relates, in the principal face amount of $133,010, was received as interest payment in pre-existing Debentures held by Strategic Partners. The Debenture to which this note relates is presently convertible into
     59,914 shares of Common Stock of Halsey, reflecting a conversion price of $2.22 per share of Common Stock. Interest on all the
     Debentures held by Strategic Partners are paid quarterly on each January 1, April 1, July 1 and October 1.

                                                                                                                         Page 3 of 3
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